UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2025

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 11, 2025, Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), entered into a promissory note and a settlement of promissory note agreement (collectively, the “Allan Agreement”) with John D. Allan to be effective as of July 8, 2025.

The Agreement is attached as Exhibits 10.1, to this Current Report on Form 6-K. The description of the terms of the Agreement is not intended to be complete and is qualified in its entirety by reference to such exhibit.

Exhibit Number	Description of Exhibit

10.1***	Allan Agreement effective July 8, 2025

***	Portions of Exhibit 10.1 have been redacted in accordance with Item 601(b)(2)(ii) of Regulation S-K.

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed by the duly authorized undersigned.

CROWN LNG HOLDINGS LIMITED

Date: July 11, 2025	By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory